EXHIBIT B

PAINEWEBBER R&D PARTNERS II, L.P.                             ANNUAL REPORT 1997
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LETTER TO LIMITED PARTNERS

To Our Limited Partners:

PaineWebber R&D Partners II, L.P. ("R&D Partners II" or the "Partnership") continued to receive reports of developments in each of three active development programs of the Partnership in 1997. R&D Partners II was structured as a diversified portfolio of product development programs and equity investments with the expectation that a portion of the programs would become commercially successful. Of the three remaining active development programs, we expect the programs with Centocor, Inc. ("Centocor") and Genzyme Corporation ("Genzyme") to have the greatest likelihood of commercial success compared to the Partnership's other programs. Centocor is seeing continued success with its ReoPro(TM) antiplatelet agent with the FDA's approval for additional uses for the blood thinner. The Cleveland Clinic, one of the leading institutions for colorectal surgery, fully adopted Genzyme's Seprafilm(TM) for use in colorectal procedures requiring abdominal surgery. R&D Partners II made cash distributions totaling $710 per $10,000 investment in 1997. We expect cash distributions to continue if the products from the ongoing development programs continue to meet with commercial success.

Centocor's ReoPro, an anticlotting drug, received marketing approval from the FDA in 1994 for use in angioplasty patients at high risk for complications. In November 1997, the FDA expanded the product labeling to allow physicians to use the drug in a much broader group of patients, including those that are at short-term risk of heart attack in unstable angina patients not responding to conventional therapy and who are scheduled for percutaneous coronary intervention ("PCI") including balloon angioplasty, atherectomy and stent replacement. The new labeling also allows ReoPro to be used 18 to 24 hours prior to any PCI.

Genzyme received marketing approval for Seprafilm, a hyaluronic acid ("HA") based bioresorbable film, in August 1996 for application after surgery around traumatized tissue to prevent adhesions prior to closure of the surgical site. Current usage of Seprafilm has been primarily used in general surgery involving large and small bowel procedures and in a limited number of gynecological procedures. In May 1997, a FDA panel recommended against Genzyme's Sepracoat(TM), a second HA product developed to keep tissue surfaces moist and lubricated during surgery, after a single pivotal trial showed only modest reductions in adhesions following gynecological surgery. Although Sepracoat is approved for sale in Europe, Genzyme has decided not to pursue further clinical development in the U.S. Genzyme expects to begin pivotal trials with an HA "gel" formulation in the first half of 1998. The HA "gel" would offer an alternative product format for surgical situations where Seprafilm would be difficult to apply.

The remaining active product development program, which is being sponsored by Amgen Boulder, Inc. ("Amgen Boulder," formerly Synergen, Inc.) completed a European Phase II clinical trial in 1996 of IL-1ra (previously Antril(TM)), a product being developed for potential use in the treatment of rheumatoid arthritis ("RA"). The results from this trial demonstrated sufficient safety and efficacy to justify commencement of an additional Phase II trial. Amgen Inc. ("Amgen") is in Phase II trials with IL-1ra in combination with methotrexate, with trial results expected in 1998. Amgen has announced that it is continuing to seek a corporate partner for its inflammation products, including the future development of IL-1ra.

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The following development programs of R&D Partners II have concluded and generated returns to the partners. R&D Partners II invested $5.5 million in the Cygnus, Inc. ("Cygnus") development program. In 1994, Cygnus elected to purchase the glucose monitoring technology from R&D Partners II for approximately 1.53 million shares of Cygnus common stock, representing approximately $13.0 million in value on the date of distribution. (1) The 182 shares of Cygnus common stock distributed by R&D Partners II per $10,000 investment in 1995 has had a value ranging from $1,547 at distribution to a peak of $4,709. Also, R&D Partners II exercised the Cygnus warrant in September 1997 and is currently holding 255,000 common shares. The Partnership intends to sell the common shares and distribute cash at a future date.

R&D Partners II invested $5.9 million in the restricted common stock of Alkermes, Inc. ("Alkermes") which was distributed to investors as it became unrestricted in 1993 and 1994. The available gain from the 118 shares of distributed Alkermes common stock has ranged from $997 at distribution to $3,496 per $10,000 investment in R&D Partners II.

The development programs with Cayenne Software, Inc. ("Cayenne") (formerly Bachman Information Systems, Inc. and/or Cadre Technologies, Inc.), Compression Labs, Inc. ("CLI"), Focus Surgery, Inc. ("Focus"), Genentech, Inc. ("Genentech") and Rogers Corporation ("Rogers") have been either terminated or, are near termination, and will not generate any significant returns to the Partnership.

R&D Partners II committed $5.4 million to the development program for Ensemble(TM), a computer software program, being developed by Cayenne Software, Inc. ("Cayenne," formerly Cadre Technologies Inc.). R&D II has received approximately $248,510 from product sales through December 31, 1997 but does not expect to receive any significant future payments as product sales continue to decline sharply. The Cayenne warrants held by the Partnership expired worthless in June 1997.

In 1996, the product development program with CLI was terminated. R&D Partners II committed $12.5 million to the development of high performance compression and decompression devices ("codecs") for the video-phone market. Codecs compress and decompress data required to transmit a digital video signal over several medium. CLI terminated its video-phone marketing agreement with AT&T because of pricing and functionality problems of the product. Limited partners received CLI warrants which expired December 19, 1996. The available gain ranged from $663 at distribution to $1,153 per $10,000 investment in R&D Partners II.

During 1996, Focus(2) announced the signing of a Letter of Intent with Takai Hospital Supply Co. for the sale of its assets for $1.25 million and simultaneously filed for protection under Chapter 11 of the U.S. Bankruptcy Code. In August 1996, R&D Partners II received $562,000 for its technology rights under the development program. R&D Partners II received a warrant to purchase the common stock of OEC Medical Systems, Inc. ("OEC") in connection with the Focus program. During 1997 the Partnership sold the OEC warrant for proceeds of $1,000,000 and distributed the proceeds to the limited partners.

The product development program with Genentech was terminated in 1991 when the product development program was determined not to be commercially viable. R&D Partners II invested approximately $5.0 million in the Genentech program. The Partnership received a warrant to purchase

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1 In 1995, R&D Partners II distributed to limited partners 182 shares of Cygnus common stock for every $10,000 unit. The cost basis of the Cygnus stock is $5.875 per share and the acquisition date was December 29, 1994. 2 R&D Partners II originally invested in Diasonics, Inc. which completed a restructuring in 1993 resulting in three separate public companies: Focus, Inc., OEC Medical Systems, Inc. and Diasonics Ultrasound. As a result of the restructuring, R&D Partners II's product development program was with Focus Surgery, Inc. and it received a warrant to purchase the common stock of OEC Medical Systems, Inc. 3 The revised settlement was subject to court approval, which was granted on January 16, 1998. Further information concerning the litigation will be included in the first quarter 1998 report.

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the common stock of Genentech which had an aggregate value of $5.4 million when it was distributed to investors in 1992. The available gain from the distributed Genentech warrant has ranged from $1,003 at distribution to $1,883 per $10,000 investment in R&D Partners II.

R&D Partners II's program with Rogers to develop multichip modules was terminated in 1990. In 1994, the Partnership sold the Rogers warrant for $723,900 and distributed proceeds to limited partners.

In addition to the potential of returns from the product development programs, investors have received common stock and warrants from R&D Partners II. The total value of the distributed common stock and warrants from the Partnership ranged from $7,206 as valued on the distribution dates to $15,900 per $10,000 investment.

Cash distributions since the inception of the Partnership total $2,576 per $10,000 investment through December 31, 1997, including $710 distributed in 1997.

Included in the Product Portfolio Status and Equity Investment sections are more detailed discussions on the companies, status of the product development programs and specific information concerning the securities associated with each investment. Please refer to prior annual reports for information pertaining to the Partnership's terminated or concluded investments.

Thank you for your continued interest in R&D Partners II.

Sincerely,


Robin Stanley
Vice President
PaineWebber Development Corporation

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                            PRODUCT PORTFOLIO STATUS

AMGEN BOULDER, INC.
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Amgen Boulder, Inc. ("Amgen Boulder," formerly Synergen, Inc. or "Synergen"), a wholly-owned subsidiary of Amgen Inc. ("Amgen"), was formed as a result of Amgen's acquisition of Synergen in December 1994. The company's research is targeted toward products for inflammatory disorders and neurological diseases. Amgen acquired Synergen through a cash tender offer of $9.25 per share for all outstanding shares of Synergen common stock. Amgen Boulder has continued the clinical development of IL-1ra (previously Antril(TM)) for treatment of rheumatoid arthritis ("RA") which was being conducted by Synergen before the acquisition took place. Amgen announced in September 1997 it is seeking a corporate partner for its ongoing inflammation research and development program including IL-1ra.

A revised settlement was reached in December3 in connection with the class action litigation involving Synergen Clinical Partners, L.P. ("SCP," the "Class"). Under the original settlement, Class members would have received lump sum payments from a $14.55 million fund in exchange for dismissing the lawsuit and the termination of SCP. The revised agreement provides that Amgen will increase its payment to the settlement fund by $1.95 million, resulting in a total fund of $16.5 million, with the Class receiving at least $13.5 million after attorneys' fees and costs. Under the original settlement, Class members had no right to future payments based on future development of any IL-1ra molecule. Under the revised settlement, the Class may receive additional payments of $9 million if the FDA approves an IL-1ra Product for market and another $50 million if IL-1ra Product sales exceed $650 million before the year 2020.

PROGRAM

R&D Partners II committed $4.5 million to SCP, a $52.5 million limited partnership, formed to fund the development and human clinical trials of IL-1ra, the recombinant form of Interleukin-1ra, a naturally occurring anti-inflammatory human protein that may play a significant role in the treatment of RA. SCP's interests in IL-1ra are now held by Amgen as a result of the litigation settlement.

In October 1996, the results from the IL-1ra Phase II clinical trial were presented at the American College of Rheumatology in Orlando. Findings from the study demonstrated that IL-1ra has mild to moderate anti-inflammatory activity which may have a clinical benefit in patients with severe RA. IL-1ra also slowed disease progression when compared to placebo as measured by radiographic assessment. An additional dose evaluation study for RA is currently ongoing in Europe and a U.S. combination study with methotrexate, commenced in January 1997, is ongoing.

WARRANT

R&D Partners II distributed the Synergen warrant to investors in March 1993. As a consequence of the acquisition of Synergen by Amgen, the warrant was rendered valueless.

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CENTOCOR, INC.
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COMPANY

Centocor, Inc. ("Centocor") is a biotechnology company committed to developing innovative therapeutic and diagnostic products to advance medical practice. Centocor concentrates on research, development and manufacturing, with a technological emphasis on monoclonal antibodies and peptides. It collaborates extensively with academic institutions and other biotechnology companies, which provide product development, and with major healthcare corporations, which commercialize Centocor products.

PROGRAM

R&D Partners II committed $12.0 million to Centcor Partners III, L.P. ("CP III"), a $54.2 million limited partnership formed to conduct the development and human clinical trials of two monoclonal antibody-based products: ReoPro and Capiscint(TM). Development efforts for Capiscint have ceased. ReoPro is currently being sold in the U.S. by Centocor's marketing partner, Eli Lilly & Co. ("Lilly").

In 1997, Centocor continued to release favorable information on ReoPro, an anticlotting drug intended to reduce acute cardiac ischemic complications in patients undergoing angioplasty. In November, the FDA expanded the product labeling to allow physicians to use the drug in a much broader group of patients. The expanded label allows physicians to use the drug to reduce the short-term (one-month) risk of heart attack in unstable angina patients not responding to full conventional therapy and who are scheduled for PCI (including balloon angioplasty, atherectomy and stent replacement). Previously, ReoPro was indicated for use only in angioplasty patients at high risk for complications. The new labeling also allows ReoPro to be administered 18 to 24 hours prior to any PCI.

In July 1995, the Partnership commenced a derivative action against Centocor and Centocor Development Corporation III in the Chancery Court of Delaware (the "Court") arising from certain agreements entered into by Centocor and Lilly in July 1993. In June 1997, the parties to the Partnership's actions entered into an agreement to settle the action (the "Settlement Agreement"). The Settlement Agreement provides, among other things, for Centocor to pay to CP III investors (including the Partnership, a former limited partner in CP III) in the aggregate: $10.8 million, net of attorneys' fees and expenses as may be awarded by the Court; an additional $5.0 million, if and when cumulative world-wide sales of ReoPro exceed $600 million; and possible additional payments totaling $2.2 million, depending upon regulatory developments in Japan. The Settlement Agreement further provides for revisions to the ReoPro royalties payable by Centocor to CP III investors through 2007. Certain former limited partners of CP III, including Pharmaceutical Partners, L.P., have objected to the proposed settlement. The settlement is conditioned on Delaware Chancery Court approval and is pending.

Under the Settlement Agreement, the royalties would be paid based on revenues from end-sales by Lilly and other distributors, as opposed to Centocor's revenues on its sales to distributors. For 1997 and 1998, Centocor would pay an aggregate of 6.5% of the first $175 million of the United States end-sale revenues. For 1999 through 2007, Centocor would pay an aggregate of 6.5% of the first $250 million of the United States end-sales revenues, 4.0% of such revenues above $250 million, and 3.25% of foreign end-sales revenues. Centocor has agreed that investors will not receive less than Centocor would otherwise have paid based on Centocor's sales of ReoPro.

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In January, 1997, pursuant to the purchase option agreement between Centocor and
CP III, Centocor exercised its option to purchase the limited partnership interests of CP III, including those owned by R&D Partners II. The Partnership received a cash advance payment of $3,325,000 and will receive future quarterly payments based on the sales of ReoPro. The Partnership distributed the proceeds of the advance payment to the limited partners in March 1997.

WARRANT

R&D Partners II distributed the Centocor warrant in March 1992. Investors received a warrant to purchase 116 shares of Centocor common stock per $10,000 investment in R&D Partners II with an exercise price of $14.155 per share through February 1993 and $16.655 per share from March 1993 through February 1995. Based on the closing price of $31.75 per share on the date of distribution and the initial exercise price of $14.155 per share, a warrant to purchase 116 shares of Centocor common stock had a value of approximately $2,041 per $10,000 unit. In June 1992, R&D Partners II distributed 22 shares of Centocor common stock per $10,000 investment which had a value of approximately $305 on the date of distribution. The available gain from the distributed Centocor warrant and common stock has ranged from $2,346 on the date of distribution to $3,560 per $10,000 investment in R&D Partners II.

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GENZYME CORPORATION
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COMPANY

Genzyme Corporation ("Genzyme") is an international, diversified health care products company with a focus on developing innovative products and services for major unmet medical needs. The company's General Division markets Ceredase(R) and Cerezyme(R) replacement enzymes for the treatment of Gaucher disease. It also develops and markets surgical and diagnostic products, genetic diagnostic services and pharmaceuticals.

Genzyme received marketing approval for Seprafilm(TM), a hyaluronic acid ("HA") based bioresorbable film in 1996. Sales of Seprafilm continue to grow each quarter. Seprafilm marketing is focused on high-risk colorectal surgeries, where adhesions are a particular concern. In the United States, Genzyme is targeting the top 350 hospitals, which perform 27 percent of the colorectal and abdominal surgeries in which Seprafilm could be used. As of December 31, 1997, Seprafilm had been sold to 258 of those hospitals, with 90 percent reordering. In April, Genzyme announced that the Cleveland Clinic, one of the leading institutions for colorectal surgery, had fully adopted Seprafilm for use in colorectal procedures requiring abdominal surgery.

In September, Genzyme announced that Seprafilm was approved for marketing by the Ministry of Health and Welfare in Japan. It is the first bioresorbable medical device to be approved in Japan without first undergoing additional clinical trials there. Genzyme will co-market Seprafilm with Kaken Pharmaceutical Co., Ltd., Tokyo, a leading pharmaceutical company in Japan. Genzyme expects it will launch the product in Japan in the first quarter of 1998. Genzyme currently markets Seprafilm in the United States, Canada and Europe.

In May, the FDA did not grant approval to Genzyme to market its Sepracoat(TM) coating solution for the reduction of adhesions in abdominal and pelvic surgery. The General and Plastic Surgery Devices Panel of the FDA's Medical Devices Advisory Committee agreed that the product appeared to be safe, but said not enough evidence was presented to prove clinical effectiveness. Although Sepracoat is approved for sale in Europe, Genzyme reported it would not pursue further clinical development of the product in the U.S.

PROGRAM

R&D Partners II committed $5.0 million to Genzyme Development Partners, L.P. ("GDP"), a $36.8 million limited partnership formed to conduct the development and human clinical trials of surgical products based on HA. The products are designed to reduce the incidence and severity of adhesions, a serious post-operative complication.

Under the terms of the GDP agreement, upon the triggering of certain events, Genzyme has the option to purchase the GDP interests under which GDP is entitled to receive 10% of revenues from sales of the products in the U.S. and Canada and, under certain conditions, 6% of sales in Europe, for ten years following the exercise of the purchase option.

WARRANT

R&D Partners II distributed the Genzyme warrant in June 1992. Per $10,000 investment, investors received a warrant to purchase 22 shares at $16.01 per share and a warrant to purchase 10 shares at $22.91 per share. Both warrants expired October 31, 1996. Due to the stock split in July 1996, for every one warrant exercised, investors received two shares of Genzyme common stock. Based on the closing price of $24.75 per share on the date of distribution (as adjusted for the stock split), the distributed warrants to purchase Genzyme common stock had a value of approximately $1,003. The available gain from the distributed Genzyme warrants has ranged from $1,003 at distribution to $1,883 per $10,000 investment in R&D Partners II.